Nepia, Inc.
Tian Bei West Road
Yung Guang Tian Di Ming Xing
Ge, Unit 1503, Shenzhen, People's Republic of China

October 11, 2011

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Edward M. Kelly

Re:	Nepia, Inc. Registration Statement on Form S-1 Supplemental response filed August 5, 2011 File No. 333-173699

Dear Mr. Kelly:

I write on behalf of Nepia, Inc. (the “Company”) in response to Staff’s letter of August 16, 2011 (the “Comment Letter”), by Pamela A. Long, Assistant Director, Division of Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1.

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

1. We note your response to comment one in our letter dated July 11, 2011. Unfortunately, Your response fails to provide the analysis we requested and simply asserts that you are not subject to the specific Chinese regulations that we cited as examples of Chinese regulations to which companies in situations similar to yours are subject.  As previously requested, please clarify for us how, as a corporation organized under the laws of the State of Nevada, and in view of the restrictions of foreign ownership imposed by the laws of the People’s Republic of China, you are able to operate in China.  Your response should contain a detailed legal analysis and should address the fact that you are operating or intend to operate solely in China, you are organized under Nevada law, and you intend to make a market for your securities in the United States.

As stated in the Company’s response to comment one in your letter dated June 14,2011, the Company is able to operate in China even if it is a corporation organized under the laws of Nevada. The Company further states respectfully in this response that it is operating and will continue to operate in China by OEM channels. The Company entrusts OEM manufacturers based in Shenzhen to manufacture products for it by signing OEM contracts with them, and distribute products through its own distribution channels. However, the Company has made no investments in China to establish any foreign invested enterprises, nor acquired any assets from or any equity in Chinese companies.

Notice on Related Issues with respect to Chinese Enterprises’ Application for Listing Abroad (Zhengjianfaxing No. [1999] 83, “Overseas listing circular”) which was promulgated by Chinese Securities Regulatory Commission on July 14, 1999 regulates the procedure and document requirement for application for listing offshore by Chinese enterprises. According to our counsel in China, that is not applicable to foreign investment in China and is not applicable to the offshore listing of an offshore company like the Company.

The Provisions Guiding Foreign Investment Orientations (Order No. 346 of the State Council) and Foreign Investment Industries Guidance Catalogue (2007) provide that they shall be applicable to the investment by foreign investors in China to establish foreign invested enterprises. Just as what we state above, the Company has not established any foreign invested enterprises, so its business operation in China conducted through OEM channels shall not be governed by the Provisions Guiding Foreign Investment Orientations and Foreign Investment Industries Guidance Catalogue.

Also, the Provisions Regarding Merger and Acquisition of Domestic Enterprises by Foreign Investors (“Circular No. 6”) which was issued by the People’s Republic of China Ministry of Commerce on June 2, 2009 and supersedes the original Circular No. 10, provide that Circular No. 6 shall be applicable to the acquisition by foreign investors of any assets from or any equity in domestic enterprises to establish foreign invested enterprises. Just as what we state above, the Company has not acquired any assets from or any equity in domestic enterprises so far, so its business operation in China conducted through OEM channels shall not be governed by Circular No. 6.

Further, Several Opinions of the State Council Regarding Further Doing Well the Work Relating to Foreign Investment (“Opinion No. 9”) mainly deals with the industrial structure optimization, preferential policies and administration system relating to foreign invested enterprises. Just as what we stated above, the Company has not established any foreign invested enterprises, so its business operation conducted through OEM channels shall not be governed by the Opinions No.9.

2. We note your response to comment two in our letter dated July 11, 2011. Unfortunately, your response fails to provide the analysis we requested and simply asserts that you are not a resident enterprise for Chinese tax purposes.  As previously requested, please provide us a detailed legal analysis as to why you believe you are not a resident enterprise for Chinese tax purposes.  In this regard, we note from your prospectus that your executive offices are located in Shenzhen, China, all of your operations are being conducted in China or will be conducted in China, and all of your management team is located in China.

As stated in the prospectus, the Company has no subsidiaries within China. The Company also stated respectfully in its prior responses that it had executive offices in China, which were unincorporated entities under Chinese laws, and all of its management was located within China. The Company further states respectfully in this response that it makes or approves financial decisions (such as borrowing, extending loans, financing or financial risks management) and human resource policies (such as employees’ appointment, dismissal and remunerations) within China, and half or more of its directors with voting rights are also located within China. However, its main assets, accounting books, stamps and minutes of its directors’ board and of its shareholders’ meetings exist and will be maintained in the USA but not within China.

Under Paragraph 2 of Article 2 of the People’s Republic of China Corporate Income Tax Law (the “Corporate Income Law”), any foreign enterprise which shall constitute a resident enterprise shall meet both of the following requirements: (i) such enterprise was established under the laws of foreign countries or regions; and (ii) the actual management of such enterprise must be located within China. Further, under relevant provisions of the Circular of the State Administration of Taxation Regarding the Issues Relevant to the Identification of Chinese-controlled Enterprises Registered Abroad as Resident Enterprises by Actual Management (Guo Shui Fa [2009] No. 82, “Circular No. 82”) issued by the State Administration of Taxation on April 22, 2009 and based upon our no-name inquiry to the People’s Republic of China State Administration for Taxation, any Chinese-controlled enterprise whose actual management is held to be located within China shall satisfy all of the following requirements: (i) the site, where the management of such enterprise responsible for the daily operation of such enterprise performs its duties, is located within China; (ii) the financial decisions (such as borrowings, extending loans, financing or financial risks management) and HR policies (such as appointment, dismissal or remunerations) shall be made or approved by the institution or personnel of such enterprise staying within China; (iii) 1/2 or more of the directors with voting rights or of the management of such enterprise live within China permanently; and (iv) the main assets, accounting books and stamps of and the minutes and files of the board of directors of and of shareholders’ meeting of such enterprise exist and will be maintained within China.

Just as mentioned above, the Company’s main assets, accounting books, stamps and minutes of its directors’ board and of its shareholders’ meetings exist and will be maintained in the USA but not within China, so it is not consistent with Item (iv) of the above four requirements under Circular No. 82 as though its present conditions satisfy Items (i) to (iii) of the above requirements under Circular No. 82. Therefore, even if the Company is an enterprise established under the laws Nevada, and its management team is located within China, the Company believes that it will not be held to be a resident enterprise under the Corporate Income Tax Law.

The Company has included a risk factor that notes our conclusion above but cautions that Chinese authority may differ from the Company’s perspective and that laws may change to make the Company a resident enterprise.

Please accept this correspondence as acknowledgement by the Company of the following:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Li Deng Ke
Li Deng Ke